FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For July 28, 2005
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Ad hoc announcement according to §15 WpHG

Siemens in the third quarter (April 1 to June 30) of fiscal 2005

Earlier today, the shareholders of BenQ Group of Taiwan approved the mobile phone business sale agreement. The transaction is expected to close in the fourth quarter.

Mobile phone activities, reported as discontinued operations following a sale agreement, are excluded from reported results for continuing operations in both the current and prior-year periods, including Group profit, sales, orders and cash flows.

Income from continuing operations was €625 million compared to €871 million a year earlier. Net income in the third quarter, which includes discontinued operations, was €389 million.

Basic earnings per share from continuing operations were €0.70 compared to €0.97 a year earlier.

Group profit from Operations was €980 million on a continuing basis, compared to €1.333 billion in the third quarter a year ago.

On a continuing basis, Operations provided net cash of €66 million from operating and investing activities. Investing activities included significant cash used in acquisitions.

Third-quarter orders increased 9% on a continuing basis, to €19.935 billion, and sales rose 7% year-over-year, to €18.750 billion.

After the close of the third quarter, Siemens completed its acquisitions of Flender Holding GmbH and VA Technologie AG.

The aim is a full-year result roughly in line with the comparable level of income from continuing operations in the prior year.

Ad hoc announcement according to §15 WpHG
Key figures(1)
Press Release
SIEMENS AG SEGMENT INFORMATION (continuing operations — unaudited)
SIEMENS AG CONSOLIDATED STATEMENTS OF INCOME (unaudited)
SIEMENS AG CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
SIEMENS AG CONSOLIDATED BALANCE SHEETS (unaudited)
SIGNATURES

Key figures(1)

		3rd quarter(2)		first nine months(3)

		2005	2004	2005	2004

	Income from continuing operations (in millions of euros)	625	871	2,570	2,762
	Effects related to Infineon share sale and a goodwill impairment(4)				403

					2,359
	Loss from discontinued operations, net of income taxes	(236)	(56)	(399)	(11)
	Net income	389	815	2,171	2,751
	(in millions of euros)

	Earnings per share from continuing operations(5)	0.70	0.97	2.89	3.10
	(in euros)
	Losses per share from discontinued operations(5)	(0.26)	(0.06)	(0.45)	(0.01)
	(in euros)
	Earnings per share(5)	0.44	0.91	2.44	3.09
	(in euros)

	Net cash from operating and investing activities(6)	(319)	348	(2,213)	2,605
	(in millions of euros)
therein:	Net cash provided by (used in) operating activities	1,336	1,148	1,218	2,591
	Net cash provided by (used in) investing activities	(1,655)	(800)	(3,431)	14
	Supplemental contributions to pension trusts	—	—	(1,496)	(1,255)
	(included in net cash provided by (used in) operating activities)
	Net proceeds from the sale of Infineon shares	—	—	—	1,794
	(included in net cash provided by (used in) investing activities)

	Group profit from Operations(6)	980	1,333	3,791	3,710
	(in millions of euros)

	New orders(6)	19,935	18,237	60,815	56,563
	(in millions of euros)

	Sales(6)	18,750	17,553	54,071	51,710
	(in millions of euros)

	June 30, 2005	September 30, 2004

Employees(6) (in thousands)	438	424
Germany	160	160
International	278	264

(1)	Unaudited, focused on continuing operations. (Discontinued operations consist of mobile phone activities pending divestment).
(2)	April 1 — June 30, 2005 and 2004, respectively.
(3)	October 1, 2004 and 2003 — June 30, 2005 and 2004, respectively.
(4)	Pretax gain of €590 million on sale of Infineon shares plus related €246 million reversal of deferred tax liability, less a goodwill impairment of €433 million.
(5)	Earnings per share — basic.
(6)	Continuing operations.

Note: “Group profit from Operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” on the table “Segment information” included in this release.

Press Presse Prensa
For the business and financial press
Munich, July 28, 2005

Siemens in the third quarter (April 1 to June 30) of fiscal 2005

•	Income from continuing operations was €625 million compared to €871 million a year earlier. Net income in the third quarter, which includes discontinued operations, was €389 million.

•	Mobile phone activities, reported as discontinued operations following a sale agreement, are excluded from reported results for continuing operations in both the current and prior-year periods, including Group profit, sales, orders and cash flows.

•	Basic earnings per share from continuing operations were €0.70 compared to €0.97 a year earlier.

•	Group profit from Operations was €980 million on a continuing basis, compared to €1.333 billion in the third quarter a year ago.

•	On a continuing basis, Operations provided net cash of €66 million from operating and investing activities. Investing activities included significant cash used in acquisitions.

•	Third-quarter orders increased 9% on a continuing basis, to €19.935 billion, and sales rose 7% year-over-year, to €18.750 billion.

•	After the close of the third quarter, Siemens completed its acquisitions of Flender Holding GmbH and VA Technologie AG.

•	Earlier today, the shareholders of BenQ Group of Taiwan approved the mobile phone business sale agreement. The transaction is expected to close in the fourth quarter.

“I am very satisfied with the performance of most of our Groups, notably the record results at Automation and Drives as well as strong earnings at Medical Solutions, Siemens VDO Automotive, Power Generation and Osram,” said CEO Klaus Kleinfeld in presenting Siemens’ third-quarter results. “Conversely, the performance at Siemens Business Services, Communications, and Logistics and Assembly Systems is disappointing. Hence we are in the process of taking appropriate measures. For Logistics and Assembly Systems, we initiated a strategic reorientation of its business. At Siemens Business Services, we intend to outsource activities of the product-related services business. This will enable us to offer these services to our customers on a more competitive basis as part of integrated solutions. Beyond that, we will seek ways to realign the cost structure and further optimize processes in the Group’s other businesses. At Communications, we need to address weaknesses in the carrier and enterprise businesses in particular.”

“All these measures are oriented toward our ‘Fit4More’ program and aim to drive profitable growth. For the full year 2005, we want to achieve an income from continuing operations roughly in line with that of the prior year on a comparable basis. Of course there is still a lot to do. We have made it quite clear that Fit4More would not boost all our results overnight. Further steps and hard work are necessary. But this will not daunt us. Because there is no other way to ensure a sustainable improvement in the company’s overall profitability.”

For the third quarter of fiscal 2005, ended June 30, 2005, Siemens reported income from continuing operations of €625 million, resulting in basic and diluted earnings per share of €0.70 and €0.67, respectively. In the third quarter a year earlier, income from continuing operations was €871 million and basic and diluted earnings per share were €0.97 and €0.94, respectively. Including discontinued operations, net income in the third quarter was €389 million, resulting in basic and diluted earnings per share of €0.44 and €0.42, respectively. A year earlier, net income including discontinued operations was €815 million, and basic and diluted earnings per share were €0.91 and €0.88, respectively.

While completing the divestment of its mobile phone business, Siemens is reporting the related business activities as discontinued operations. For the third quarter, this category includes the activities of the mobile phone business except for a manufacturing joint venture in China, which became part of discontinued operations following approval of the divestment by the venture partners early in the fourth quarter. Siemens’ income statement, following U.S. GAAP, separates out discontinued operations for both current and prior-year periods in order to focus on continuing operations and provide a consistent basis for comparing financial performance over time. The following discussion conforms to this presentation.

Group profit from Operations in the third quarter was €980 million, compared to €1.333 billion in the same period a year earlier. Top earnings performers included Automation and Drives (A&D), Medical Solutions (Med), Power Generation (PG), Siemens VDO Automotive (SV) and Osram. Transportation Systems (TS) was in the black and further stabilized its operations. While strategic reorientation efforts at Com included divestment of the Group’s mobile phone business, its remaining operations recorded a loss compared to Group profit in the third quarter a year earlier. Results were negative at Siemens Business Services (SBS) and Logistics and Assembly Systems (L&A) as well.

Financing and Real Estate activities contributed €124 million in income before income taxes in the third quarter, up from €77 million a year earlier. Corporate Treasury activities contributed €38 million compared to €46 million in the prior-year period.

Third-quarter orders increased 9%, to €19.935 billion, and sales rose 7% year-over-year, to €18.750 billion. Organic growth was particularly strong at A&D, SV and Med, while acquisitions expanded Siemens’ business base in water systems, wind power and energy distribution. On a geographic basis, international orders increased 9% compared to the third quarter a year ago and orders in Germany climbed 12% year-over-year fueled by a major power generation contract. Within international orders, growth in Asia-Pacific and the Americas outpaced growth in Europe. Growth in sales for the third quarter included a 9% rise in international sales, with particular strength in the Americas. Sales in Germany declined 1% year-over-year.

On a continuing basis, Operations provided €66 million in net cash from operating and investing activities in the third quarter, including €731 million in net cash used to acquire CTI Molecular Imaging, Inc. In the third quarter a year earlier, operating and investing activities within Operations provided net cash of €448 million. Financing and Real Estate and Corporate Treasury activities used net cash of €385 million, compared to net cash used of €100 million in the same period a year earlier. For Siemens as a whole, on a continuing basis, operating and investing activities used net cash of €319 million, compared to net cash provided of €348 million in the prior-year period.

Operations in the third quarter of fiscal 2005

Information and Communications

Communications (Com)

	Third quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	(70)	209
Group profit margin	(2.1)%	6.2%

Sales	3,335	3,381	(1)%	(3)%
New orders	3,456	3,534	(2)%	(3)%

*	Excluding currency translation effects of 1% on sales, and portfolio effects of 1% on sales and orders.

As described above, results for Com in the current and prior-year period exclude discontinued mobile phone activities. On a continuing basis, Com’s sales of €3.335 billion and orders of €3.456 billion were close to prior-year levels. The Group posted a loss of €70 million, however, compared to Group profit of €209 million in the same period a year earlier. Com’s enterprise business experienced lower sales and increased pricing pressure, while results in the carrier businesses include both severance charges and negative foreign exchange effects. Com expects its ongoing reorientation efforts to result in further charges in coming quarters.

Siemens Business Services (SBS)

	Third quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	(109)	(2)
Group profit margin	(8.2)%	(0.2)%

Sales	1,331	1,140	17%	6%
New orders	1,331	1,218	9%	8%

*	Excluding currency translation effects of (1)% on orders, and portfolio effects of 11% and 2% on sales and orders, respectively.

Sales and orders at SBS each rose to €1.331 billion in the third quarter, up 17% and 9%, respectively, compared to the same period a year earlier. Long-term outsourcing contracts, mostly involving acquisitions, accounted for most of the growth. The loss of €109 million for the quarter reflects an overall decline in profitability as well as restructuring charges.

Automation and Control

Automation and Drives (A&D)

	Third quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	328	308	6%
Group profit margin	13.7%	13.9%

Sales	2,388	2,208	8%	9%
New orders	2,565	2,290	12%	13%

*	Excluding portfolio effects of (1)% on sales and orders.

Group profit at A&D was a record €328 million in the third quarter, as the Group continued to leverage strong margins into an expanding revenue base. Rising international demand drove third-quarter sales up 8% year-over-year, to €2.388 billion, while orders climbed 12%, to €2.565 billion.

Industrial Solutions and Services (I&S)

	Third quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	26	19	37%
Group profit margin	2.2%	1.9%

Sales	1,184	1,001	18%	2%
New orders	1,272	952	34%	19%

*	Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of 17% and 16% on sales and orders, respectively.

I&S increased third-quarter Group profit to €26 million from €19 million a year earlier, due in part to its USFilter acquisition between the periods under review. The acquisition also contributed strongly to sales of €1.184 billion for the quarter, which climbed 18% year-over-year, and to orders of €1.272 billion, up 34% compared to the third quarter a year ago.

Logistics and Assembly Systems (L&A)

	Third quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	(49)	14
Group profit margin	(8.8)%	2.5%

Sales	557	568	(2)%	0%
New orders	482	513	(6)%	(2)%

*	Excluding currency translation effects of (1)% and (2)% on sales and orders, respectively, and portfolio effects of (1)% and (2)% on sales and orders, respectively.

L&A posted a loss of €49 million compared to Group profit of €14 million in the third period a year earlier. The loss included charges for a number of projects, particularly in L&A’s distribution and industry logistics activities, as well as an expected reversal of prior gains from foreign exchange derivatives not qualifying for hedge accounting. The Electronics Assembly and Airport Logistics divisions made positive contributions to Group profit. Sales of €557 million came in 2% lower than in the third quarter a year earlier, and orders of €482 million were down 6% year-over-year.

Siemens Building Technologies (SBT)

	Third quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	26	14	86%
Group profit margin	2.4%	1.4%

Sales	1,075	997	8%	7%
New orders	1,139	1,070	6%	7%

*	Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of 2% on sales.

Third-quarter Group profit at SBT rose to €26 million from €14 million a year earlier, as higher revenues enabled the Group to increase capacity utilization and improve its earnings margin. Third-quarter sales rose 8% from the prior-year level, to €1.075 billion, and orders were up 6% year-over-year, to €1.139 billion.

Power

Power Generation (PG)

	Third quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	224	236	(5)%
Group profit margin	10.6%	12.2%

Sales	2,114	1,933	9%	3%
New orders	2,646	2,029	30%	16%

*	Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of 7% and 15% on sales and orders, respectively.

PG generated Group profit of €224 million in the third quarter. Within a changing sales mix, increasing profitability in the Group’s growing industrial applications business largely offset lower profitability in the fossil power generation business. Third-quarter sales for PG rose 9% year-over-year, including acquisition of the Group’s wind energy business between the periods under review. Along with the acquisition, major new contracts in Asia-Pacific, Europe, the Middle East and the U.S. fueled a 30% surge in third-quarter orders, which reached €2.646 billion.

Power Transmission and Distribution (PTD)

	Third quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	27	62	(56)%
Group profit margin	2.9%	7.5%

Sales	945	822	15%	5%
New orders	1,323	848	56%	45%

*	Excluding portfolio effects of 10% and 11% on sales and orders, respectively.

Third-quarter orders at PTD climbed 56%, to €1.323 billion, including a major contract in China and the effect of acquiring Trench Electric Holding between the periods under review. Third-quarter sales also benefited from the acquisition, rising 15% year-over-year, to €945 million. Group profit of €27 million includes severance charges related to previously announced capacity adjustments in PTD’s Nuremberg transformer manufacturing facility.

Transportation

Transportation Systems (TS)

	Third quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	6	(48)
Group profit margin	0.6%	(4.7)%

Sales	1,075	1,019	5%	5%
New orders	768	942	(18)%	(18)%

*	Excluding currency translation effects.

TS posted Group profit of €6 million in the third quarter and continued to stabilize its operations. A year earlier, the same period included significantly higher charges in the Group’s rolling stock business. Sales were €1.075 billion, up 5% from the third quarter a year earlier. Third-quarter orders were €768 million compared to €942 million a year earlier.

Siemens VDO Automotive (SV)

	Third quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	178	174	2%
Group profit margin	6.9%	7.0%

Sales	2,566	2,502	3%	3%
New orders	2,733	2,517	9%	9%

*	Excluding currency translation effects.

SV drove Group profit up to €178 million in the seasonally strong third quarter. Sales rose to €2.566 billion, up 3% compared to the third quarter a year earlier. In combination with SBS, SV also won a major order for a satellite tracking and monitoring system for buses in London, lifting third-quarter orders 9% year-over-year, to €2.733 billion.

Medical

Medical Solutions (Med)

	Third quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	241	219	10%
Group profit margin	12.5%	13.1%

Sales	1,921	1,670	15%	16%
New orders	2,119	1,999	6%	6%

*	Excluding currency translation effects of (2)% and (1)% on sales and orders, respectively, and portfolio effects of 1% on sales and orders.

In the highly competitive market for medical solutions, Med achieved double-digit growth in sales and Group profit. Global demand, particularly for Med’s diagnostics imaging solutions, drove sales up 15% year-over-year, to €1.921 billion, and pushed orders to €2.119 billion, a 6% rise compared to the prior-year period. Group profit of €241 million for the quarter was up 10% year-over-year.

Lighting

Osram

	Third quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	111	111	0%
Group profit margin	10.7%	10.8%

Sales	1,038	1,029	1%	2%
New orders	1,038	1,029	1%	2%

*	Excluding currency translation effects of (1)% on sales and orders.

Osram held Group profit at €111 million in the third quarter, level with the prior year. Sales and orders for the quarter increased 1% year-over-year, to €1.038 billion.

Other Operations

Other Operations consist of centrally held equity investments, joint ventures and other operating businesses not related to a Group. In the third quarter, these activities generated €41 million in Group profit, led by BSH Bosch und Siemens Hausgeräte GmbH. A year earlier, other Operations contributed €17 million in third-quarter Group profit.

Corporate items, pensions and eliminations

Corporate items, pensions and eliminations were a negative €248 million in the third quarter, compared to a negative €322 million in the same period a year earlier. The primary difference year-over-year is a decrease in centrally carried pension expense, which benefited from supplemental pension funding early in the fiscal year.

Financing and Real Estate

Siemens Financial Services (SFS)

	Third quarter
(€ in millions)	2005	2004	% Change
Income before income taxes	80	67	19%

	June 30,	Sept. 30,
	2005	2004
Total assets	9,578	9,055	6%

Income before income taxes at SFS was €80 million, up from €67 million in the third quarter a year earlier, due primarily to a gain on the sale of a 51% stake in the real estate funds management business of its Siemens Kapitalanlagegesellschaft mbH (SKAG) unit. Assets continued to rise compared to the end of fiscal 2004, due to expansion of the Group’s leasing business.

Siemens Real Estate (SRE)

	Third quarter
(€ in millions)	2005	2004	% Change
Income before income taxes	44	10	340%

Sales	403	389	4%

	June 30,	Sept. 30,
	2005	2004
Total assets	3,513	3,455	2%

Income before income taxes at SRE was €44 million compared to €10 million in the third quarter a year earlier, which included termination costs related to a major development project in Frankfurt.

Eliminations, reclassifications and Corporate Treasury
Income before income taxes from Eliminations, reclassifications and Corporate Treasury activities was €38 million in the third quarter of fiscal 2005, compared to €46 million in the same period a year earlier.

Income statement highlights in the third quarter
Siemens reported income from continuing operations of €625 million compared to €871 million in the third quarter a year earlier. Including discontinued operations, net income in the third quarter was €389 million compared to €815 million a year ago.

Gross profit margin was 28.3% in the third-quarter compared to 29.8% a year earlier. The change year-over-year is due primarily to a significant decrease in gross profit in the Information and Communications Groups. Research and development expenses were 6.7% of sales, level with the prior-year quarter. Marketing, selling and general administrative expenses as a percent of sales increased slightly, to 18.0% of sales from 17.8% in the third quarter a year ago.

Other operating income (expense), net rose to €45 million in the third quarter, up from €13 million a year earlier, while Income from investments in other companies was €78 million compared to €70 million in the same period a year earlier.

Income and earnings per share in the first nine months
Net income for the first nine months was €2.171 billion compared to €2.751 billion in the same period a year earlier. Basic earnings per share were €2.44 for the current period, and diluted earnings per share were €2.34. In the prior-year period, basic and diluted earnings per share were €3.09 and €2.96, respectively.

Excluding discontinued operations, income for the first nine months of fiscal 2005 was €2.570 billion. A year earlier, income of €2.762 billion benefited from a pre-tax gain of €590 million on the sale of shares in Infineon Technologies AG plus a related €246 million tax benefit, partially offset by a €433 million goodwill impairment. Basic earnings per share were €2.89 and diluted earnings per share were €2.76 for the current period, compared to €3.10 and €2.97, respectively, in the same period a year earlier. Group profit from Operations for the first nine months was €3.791 billion on continuing basis, up 2% from €3.710 billion in the prior year.

Sales and order trends for the first nine months
Sales in the first nine months of fiscal 2005 were €54.071 billion, a 5% increase from €51.710 billion in the prior-year period. Orders increased 8%, to €60.815 billion from €56.563 billion, on growing demand particularly in Asia-Pacific and the Americas. Excluding the net effects of acquisitions and dispositions and currency translation effects, sales were up 2% and orders rose 5%.

International sales rose 7%, to €42.567 billion, and international orders increased 8%, to €48.662 billion. In Germany, sales declined 3% year-over-year, to €11.504 billion, while orders rose 4%, to €12.153 billion, due primarily to outsourcing-related acquisitions at SBS. In Europe outside Germany, nine-month sales rose 4% year-over-year, to €17.514 billion, and orders increased 1%, at €19.229 billion. Within the Americas, sales in the U.S. in the first nine months increased 8%, to €10.567 billion, and orders rose 9%, to €11.291 billion, as new growth from acquisitions more than offset strong negative currency translation effects. Asia-Pacific sales of €7.351 billion were 5% higher than in the first nine months of the prior year, while orders climbed 19% year-over-year, to €9.061 billion. Within Asia-Pacific, sales in the first nine months in China were up 2%, at €2.053 billion, while orders in China surged 44%, to €3.072 billion.

Liquidity for the first nine months

			SFS, SRE and
			Corporate
	Operations		Treasury		Siemens
	Nine months ended June 30,
(€ in millions)	2005	2004	2005	2004	2005	2004
Net cash provided by (used in) continuing operations:
Operating activities	631	1,226	587	1,365	1,218	2,591
Investing activities	(2,747)	332	(684)	(318)	(3,431)	14

Net cash provided by (used in) operating and investing activities	(2,116)	1,558	(97)	1,047	(2,213)	2,605

Within Operations, operating and investing activities in the first nine months of fiscal 2005 used net cash of €2.116 billion, including significantly expanded acquisition activity, higher capital expenditures, and increased supplemental pension funding compared to the prior-year period. For comparison, net cash provided of €1.558 billion in the first nine months of the prior year included €1.794 billion in proceeds from the sale of Infineon shares.

The other two components of Siemens, which include Financing and Real Estate and Corporate Treasury activities, used net cash in operating and investing activities of €97 million in the first nine months compared to net cash provided of €1.047 billion in the same period a year earlier. The change year-over-year primarily involves reduced effects from hedging of intracompany financing, due to increased use of externally raised financing in local currencies. In addition, the current period included a build-up of assets at SFS while the prior-year period included repayment of a vendor note related to the earlier disposal of various businesses.

For Siemens as a whole, operating and investing activities in the first nine months used net cash of €2.213 billion compared to net cash provided of €2.605 billion a year earlier.

Funding status of pension plans
Siemens significantly improved the funding status of its principal pension plans as of June 30, 2005. Underfunding of the plans was down to €0.5 billion from approximately €3.1 billion at the prior year-end. The net value of principal pension plan assets at the end of the third quarter exceeded Siemens’ accumulated benefit obligation (ABO). The improvement was accomplished through supplemental and regular contributions, plus a return on plan assets of 12.5% on an annualized basis, above the expected annualized return of 6.7%.

Economic Value Added
Economic Value Added (EVA) in the first nine months of fiscal 2005 was positive but below the level a year earlier.

Subsequent Events
After the close of the third quarter, Siemens completed its acquisitions of Flender Holding GmbH and VA Technologie AG (VA Tech). As a result of regulatory review, Siemens will divest certain VA Tech assets, principally a power generation unit. Earlier today, the shareholders of BenQ Group of Taiwan ratified its purchase of Siemens’ mobile phone business.

Starting today at 10 a.m. CET, we will provide a live audio webcast of the telephone conference with CEO Dr. Klaus Kleinfeld and CFO Heinz-Joachim Neubürger. You can access the webcast at www.siemens.com/pressconference. Following the telephone conference, you will also find a recording on this web page. Starting at 12:00 p.m. CET, Siemens CEO Dr. Klaus Kleinfeld and CFO Heinz-Joachim Neubürger will hold a conference with analysts and investors. You can follow the conference live on the internet by going to http://www.siemens.com/analystcall.

This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens, changes in business strategy and various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as anticipated, believed, estimated, expected, intended, planned or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens AG	Information number: AXX200507.48 e
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Media Relations	80312 Munich
80312 Munich	Tel.: +49 89 636-34794 Fax: -32825
E-mail: wolfram.trost@siemens.com

SIEMENS AG
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the three months ended June 30, 2005 and 2004 and as of September 30, 2004
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Operations Groups
Communications (Com)(5)	3,456	3,534	3,260	3,232	75	149	3,335	3,381	(70)	209
Siemens Business Services (SBS)	1,331	1,218	979	872	352	268	1,331	1,140	(109)	(2)
Automation and Drives (A&D)	2,565	2,290	2,071	1,891	317	317	2,388	2,208	328	308
Industrial Solutions and Services (I&S)	1,272	952	924	723	260	278	1,184	1,001	26	19
Logistics and Assembly Systems (L&A)	482	513	527	542	30	26	557	568	(49)	14
Siemens Building Technologies (SBT)	1,139	1,070	1,049	960	26	37	1,075	997	26	14
Power Generation (PG)	2,646	2,029	2,112	1,928	2	5	2,114	1,933	224	236
Power Transmission and Distribution (PTD)	1,323	848	868	754	77	68	945	822	27	62
Transportation Systems (TS)	768	942	1,068	1,014	7	5	1,075	1,019	6	(48)
Siemens VDO Automotive (SV)	2,733	2,517	2,563	2,494	3	8	2,566	2,502	178	174
Medical Solutions (Med)	2,119	1,999	1,914	1,651	7	19	1,921	1,670	241	219
Osram	1,038	1,029	1,016	1,004	22	25	1,038	1,029	111	111
Other Operations(6)	556	415	212	290	280	182	492	472	41	17

Total Operations Groups	21,428	19,356	18,563	17,355	1,458	1,387	20,021	18,742	980	1,333
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,590)	(1,638)	14	18	(1,405)	(1,346)	(1,391)	(1,328)	(248)	(322)
Other interest expense	—	—	—	—	—	—	—	—	(48)	(31)
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	19,838	17,718	18,577	17,373	53	41	18,630	17,414	684	980

									Income before
									income taxes
Financing and Real Estate Groups
Siemens Financial Services (SFS)	127	130	113	106	14	24	127	130	80	67
Siemens Real Estate (SRE)	403	389	60	74	343	315	403	389	44	10
Eliminations	(2)	—	—	—	(3)	(3)	(3)	(3)	—	—

Total Financing and Real Estate	528	519	173	180	354	336	527	516	124	77

Eliminations, reclassifications and Corporate Treasury	(431)	—	—	—	(407)	(377)	(407)	(377)	38	46

Siemens	19,935	18,237	18,750	17,553	—	—	18,750	17,553	846	1,103

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)
	6/30/05	9/30/04	2005		2004		2005	2004	2005	2004
Operations Groups
Communications (Com)(5)	2,553	2,134	221		(219)		138	140	106	115
Siemens Business Services (SBS)	915	632	(102)		83		90	57	72	48
Automation and Drives (A&D)	2,066	1,951	328		230		75	107	43	48
Industrial Solutions and Services (I&S)	990	1,003	81		22		17	8	17	9
Logistics and Assembly Systems (L&A)	497	537	(71)		(24)		13	5	8	7
Siemens Building Technologies (SBT)	1,444	1,359	53		(1)		23	23	20	27
Power Generation (PG)	2,718	1,997	167		159		45	42	44	42
Power Transmission and Distribution (PTD)	1,359	1,162	12		20		28	19	18	15
Transportation Systems (TS)	533	49	(236)		(250)		30	11	12	16
Siemens VDO Automotive (SV)	3,667	3,542	62		423		131	258	105	109
Medical Solutions (Med)	4,004	3,173	(300)		206		812	77	65	54
Osram	2,064	2,011	88		19		86	57	66	69
Other Operations(6)	1,836	1,672	141		94		24	17	19	18

Total Operations Groups	24,646	21,222	444		762		1,512	821	595	577
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,868)	(3,116)	(378	)(7)	(314	)(7)	41	10	1	10
Other interest expense	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	47,932	49,821	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	70,710	67,927	66		448		1,553	831	596	587

	Total assets
Financing and Real Estate Groups
Siemens Financial Services (SFS)	9,578	9,055	(215)		(194)		80	52	49	48
Siemens Real Estate (SRE)	3,513	3,455	67		109		43	22	47	43
Eliminations	(448)	(576)	(66	)(7)	(14	)(7)	—	—	—	—

Total Financing and Real Estate	12,643	11,934	(214)		(99)		123	74	96	91

Eliminations, reclassifications and Corporate Treasury	(2,341)	(343)	(171	)(7)	(1	)(7)	—	—	—	—

Siemens	81,012	79,518	(319)		348		1,676	905	692	678

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	The Groups ICN and ICM were combined into one Group named Communications (Com) as of October 1, 2004.
(6)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(7)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the nine months ended June 30, 2005 and 2004 and as of September 30, 2004
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Operations Groups
Communications (Com)(5)	10,879	10,835	9,942	9,839	227	339	10,169	10,178	431	469
Siemens Business Services (SBS)	4,730	3,951	2,884	2,676	987	795	3,871	3,471	(263)	68
Automation and Drives (A&D)	7,350	6,670	5,865	5,417	938	943	6,803	6,360	867	764
Industrial Solutions and Services (I&S)	4,029	3,166	2,795	2,175	741	806	3,536	2,981	87	60
Logistics and Assembly Systems (L&A)	1,940	2,135	1,562	1,523	110	90	1,672	1,613	(4)	(53)
Siemens Building Technologies (SBT)	3,355	3,205	3,038	2,964	77	69	3,115	3,033	97	69
Power Generation (PG)	7,646	7,119	5,702	5,537	14	11	5,716	5,548	695	755
Power Transmission and Distribution (PTD)	3,645	2,775	2,466	2,225	203	210	2,669	2,435	140	176
Transportation Systems (TS)	3,009	3,083	2,993	3,067	36	18	3,029	3,085	30	(305)
Siemens VDO Automotive (SV)	7,370	6,716	7,186	6,685	13	18	7,199	6,703	482	402
Medical Solutions (Med)	6,072	5,626	5,320	4,951	31	75	5,351	5,026	674	774
Osram	3,178	3,190	3,119	3,120	59	70	3,178	3,190	348	336
Other Operations(6)	1,503	1,383	616	875	779	507	1,395	1,382	207	195

Total Operations Groups	64,706	59,854	53,488	51,054	4,215	3,951	57,703	55,005	3,791	3,710
Reconciliation to financial statements
Corporate items, pensions and eliminations	(4,289)	(4,868)	50	113	(4,044)	(3,852)	(3,994)	(3,739)	(807)	(786)
Other interest expense	—	—	—	—	—	—	—	—	(112)	(98)
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	60,417	54,986	53,538	51,167	171	99	53,709	51,266	2,872	2,826

									Income before
									income taxes
Financing and Real Estate Groups
Siemens Financial Services (SFS)	399	407	346	336	53	71	399	407	269	190
Siemens Real Estate (SRE)	1,188	1,170	187	207	1,001	963	1,188	1,170	114	108
Eliminations	(8)	—	—	—	(9)	(8)	(9)	(8)	—	—

Total Financing and Real Estate	1,579	1,577	533	543	1,045	1,026	1,578	1,569	383	298

Eliminations, reclassifications and Corporate Treasury	(1,181)	—	—	—	(1,216)	(1,125)	(1,216)	(1,125)	219	172

Siemens	60,815	56,563	54,071	51,710	—	—	54,071	51,710	3,474	3,296

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)
	6/30/05	9/30/04	2005		2004		2005	2004	2005	2004
Operations Groups
Communications (Com)(5)	2,553	2,134	209		(134)		358	296	327	367
Siemens Business Services (SBS)	915	632	(414)		(177)		222	147	192	154
Automation and Drives (A&D)	2,066	1,951	809		637		152	230	136	164
Industrial Solutions and Services (I&S)	990	1,003	102		24		17	48	57	27
Logistics and Assembly Systems (L&A)	497	537	25		(172)		30	21	24	27
Siemens Building Technologies (SBT)	1,444	1,359	51		137		111	58	69	90
Power Generation (PG)	2,718	1,997	(24)		486		457	122	135	130
Power Transmission and Distribution (PTD)	1,359	1,162	(28)		123		91	56	49	45
Transportation Systems (TS)	533	49	(493)		(437)		60	35	37	46
Siemens VDO Automotive (SV)	3,667	3,542	383		865		353	448	296	295
Medical Solutions (Med)	4,004	3,173	(161)		500		975	359	160	144
Osram	2,064	2,011	336		338		214	156	192	196
Other Operations(6)	1,836	1,672	(59)		15		183	46	56	51

Total Operations Groups	24,646	21,222	736		2,205		3,223	2,022	1,730	1,736
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,868)	(3,116)	(2,852	)(7)	(647	)(7)	49	(3)	4	460
Other interest expense	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	47,932	49,821	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	70,710	67,927	(2,116)		1,558		3,272	2,019	1,734	2,196

	Total assets
Financing and Real Estate Groups
Siemens Financial Services (SFS)	9,578	9,055	(49)		332		250	216	144	146
Siemens Real Estate (SRE)	3,513	3,455	38		281		160	85	139	144
Eliminations	(448)	(576)	(115	)(7)	(53	)(7)	—	—	—	—

Total Financing and Real Estate	12,643	11,934	(126)		560		410	301	283	290

Eliminations, reclassifications and Corporate Treasury	(2,341)	(343)	29	(7)	487	(7)	—	—	—	—

Siemens	81,012	79,518	(2,213)		2,605		3,682	2,320	2,017	2,486

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	The Groups ICN and ICM were combined into one Group named Communications (Com) as of October 1, 2004.
(6)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(7)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended June 30, 2005 and 2004
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2005	2004	2005	2004	2005	2004	2005	2004
Net sales	18,750	17,553	(407)	(377)	18,630	17,414	527	516
Cost of sales	(13,449)	(12,325)	407	377	(13,424)	(12,271)	(432)	(431)

Gross profit on sales	5,301	5,228	—	—	5,206	5,143	95	85
Research and development expenses	(1,252)	(1,165)	—	—	(1,252)	(1,165)	—	—
Marketing, selling and general administrative expenses	(3,366)	(3,119)	—	—	(3,283)	(3,035)	(83)	(84)
Other operating income (expense), net	45	13	(20)	(25)	(11)	(1)	76	39
Income from investments in other companies, net	78	70	—	—	63	51	15	19
Income (expense) from financial assets and marketable securities, net	(27)	(5)	(21)	(8)	7	7	(13)	(4)
Interest income (expense) of Operations, net	2	11	—	—	2	11	—	—
Other interest income (expense), net	65	70	79	79	(48)	(31)	34	22

Income from continuing operations before income taxes	846	1,103	38	46	684	980	124	77
Income taxes	(187)	(196)	(12)	(8)	(141)	(173)	(34)	(15)
Minority interest	(34)	(36)	—	—	(34)	(36)	—	—

Income from continuing operations	625	871	26	38	509	771	90	62
Income (Loss) from discontinued operations, net of income taxes	(236)	(56)	—	—	(237)	(56)	1	—

Net income	389	815	26	38	272	715	91	62

Basic earnings per share
Income from continuing operations	0.70	0.97
Loss from discontinued operations	(0.26)	(0.06)

Net income	0.44	0.91

Diluted earnings per share
Income from continuing operations	0.67	0.94
Loss from discontinued operations	(0.25)	(0.06)

Net income	0.42	0.88

SIEMENS AG
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the nine months ended June 30, 2005 and 2004
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2005	2004	2005	2004	2005	2004	2005	2004
Net sales	54,071	51,710	(1,216)	(1,125)	53,709	51,266	1,578	1,569
Cost of sales	(38,070)	(36,542)	1,216	1,125	(38,012)	(36,409)	(1,274)	(1,258)

Gross profit on sales	16,001	15,168	—	—	15,697	14,857	304	311
Research and development expenses	(3,608)	(3,462)	—	—	(3,608)	(3,462)	—	—
Marketing, selling and general administrative expenses.	(9,883)	(9,314)	(1)	(1)	(9,648)	(9,103)	(234)	(210)
Other operating income (expense), net	38	(327)	(67)	(60)	(32)	(354)	137	87
Income from investments in other companies, net	434	952	—	—	345	905	89	47
Income (expense) from financial assets and marketable securities, net	309	69	83	29	253	65	(27)	(25)
Interest income (expense) of Operations, net	(23)	16	—	—	(23)	16	—	—
Other interest income (expense), net	206	194	204	204	(112)	(98)	114	88

Income from continuing operations before income taxes	3,474	3,296	219	172	2,872	2,826	383	298
Income taxes(1)	(801)	(417)	(50)	(21)	(662)	(358)	(89)	(38)
Minority interest	(103)	(117)	—	—	(103)	(117)	—	—

Income from continuing operations	2,570	2,762	169	151	2,107	2,351	294	260
Income (Loss) from discontinued operations, net of income taxes	(399)	(11)	—	—	(401)	(12)	2	1

Net income	2,171	2,751	169	151	1,706	2,339	296	261

Basic earnings per share
Income from continuing operations	2.89	3.10
Loss from discontinued operations	(0.45)	(0.01)

Net income	2.44	3.09

Diluted earnings per share
Income from continuing operations	2.76	2.97
Loss from discontinued operations	(0.42)	(0.01)

Net income	2.34	2.96

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

SIEMENS AG
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the nine months ended June 30, 2005 and 2004
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2005	2004	2005	2004	2005	2004	2005	2004
Cash flows from operating activities
Net income	2,171	2,751	169	151	1,706	2,339	296	261
Adjustments to reconcile net income to cash provided
Minority interest	103	117	—	—	103	117	—	—
Amortization, depreciation and impairments	2,272	2,537	—	—	1,989	2,247	283	290
Deferred taxes	(239)	(186)	(15)	(10)	(199)	(161)	(25)	(15)
Losses (gains) on sales and disposals of businesses and real estate, net	(59)	(141)	—	—	10	(114)	(69)	(27)
(Gains) on sales of investments, net	(18)	(599)	—	—	(18)	(599)	—	—
(Gains) on sales and impairments of marketable securities, net	(233)	(48)	—	(11)	(233)	(36)	—	(1)
Loss (income) from equity investees, net of dividends received	(142)	(216)	—	—	(120)	(224)	(22)	8
Change in current assets and liabilities
(Increase) decrease in inventories, net	(1,412)	(1,357)	—	—	(1,409)	(1,389)	(3)	32
(Increase) decrease in accounts receivable, net	761	(153)	105	(153)	638	5	18	(5)
Increase (decrease) in outstanding balance of receivables sold	(89)	81	(4)	64	(85)	17	—	—
(Increase) decrease in other current assets	(220)	595	(248)	354	45	(26)	(17)	267
Increase (decrease) in accounts payable	(614)	182	(6)	(12)	(574)	200	(34)	(6)
Increase (decrease) in accrued liabilities	(90)	117	(17)	—	(26)	79	(47)	38
Increase (decrease) in other current liabilities	(325)	(452)	138	(140)	(518)	(352)	55	40
Supplemental contributions to pension trusts	(1,496)	(1,255)	—	—	(1,496)	(1,255)	—	—
Change in other assets and liabilities	191	712	20	196	158	471	13	45

Net cash provided by (used in) operating activities — continuing and discontinued operations	561	2,685	142	439	(29)	1,319	448	927
Net cash provided by (used in) operating activities — continuing operations	1,218	2,591	142	439	631	1,226	445	926
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(2,175)	(1,752)	—	—	(1,802)	(1,461)	(373)	(291)
Acquisitions, net of cash acquired	(1,421)	(314)	—	—	(1,404)	(309)	(17)	(5)
Purchases of investments	(155)	(305)	—	—	(135)	(300)	(20)	(5)
Purchases of marketable securities	(19)	(56)	(7)	(20)	(7)	(36)	(5)	—
(Increase) decrease in receivables from financing activities	(471)	(267)	(124)	28	—	—	(347)	(295)
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	4	(64)	—	—	(4)	64
Proceeds from sales of long-term investments,					—
intangibles and property, plant and equipment	413	2,258	—	—	255	2,124	158	134
Increase (decrease) from sales and dispositions of businesses	(7)	225	—	—	(29)	206	22	19
Proceeds from sales of marketable securities	337	179	14	104	308	62	15	13

Net cash provided by (used in) investing activities — continuing and discontinued operations	(3,498)	(32)	(113)	48	(2,814)	286	(571)	(366)
Net cash provided by (used in) investing activities — continuing operations	(3,431)	14	(113)	48	(2,747)	332	(571)	(366)
Cash flows from financing activities
Proceeds from issuance of common stock	—	3	—	—	—	3	—	—
Purchase of common stock	(172)	—	—	—	(172)	—	—	—
Proceeds from re-issuance of treasury stock	132	—	—	—	132	—	—	—
Repayment of debt	—	(544)	—	(430)	—	(114)	—	—
Change in short-term debt	1,030	184	1,141	175	(158)	(9)	47	18
Dividends paid	(1,112)	(978)	—	—	(1,112)	(978)	—	—
Dividends paid to minority shareholders	(103)	(88)	—	—	(103)	(88)	—	—
Intracompany financing	—	—	(4,292)	1,005	4,217	(386)	75	(619)

Net cash provided by (used in) financing activities	(225)	(1,423)	(3,151)	750	2,804	(1,572)	122	(601)
Effect of exchange rates on cash and cash equivalents	20	(95)	(9)	(74)	28	(20)	1	(1)
Net increase (decrease) in cash and cash equivalents	(3,142)	1,135	(3,131)	1,163	(11)	13	—	(41)
Cash and cash equivalents at beginning of period	12,190	12,149	11,251	11,345	908	725	31	79

Cash and cash equivalents at end of period	9,048	13,284	8,120	12,508	897	738	31	38

SIEMENS AG
CONSOLIDATED BALANCE SHEETS (unaudited)
As of June 30, 2005 and September 30, 2004
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	6/30/05	9/30/04	6/30/05	9/30/04	6/30/05	9/30/04	6/30/05	9/30/04
ASSETS
Current assets
Cash and cash equivalents	9,048	12,190	8,120	11,251	897	908	31	31
Marketable securities	1,728	1,386	1	8	1,719	1,361	8	17
Accounts receivable, net	15,207	15,470	(34)	(8)	10,922	11,275	4,319	4,203
Intracompany receivables	—	—	(11,076)	(12,257)	11,045	12,251	31	6
Inventories, net	12,975	11,358	(8)	(2)	12,916	11,295	67	65
Deferred income taxes	1,213	1,144	20	61	1,129	1,018	64	65
Assets held for sale	589	—	—	—	589	—	—	—
Other current assets	4,712	4,398	720	710	3,001	2,793	991	895

Total current assets	45,472	45,946	(2,257)	(237)	42,218	40,901	5,511	5,282

Long-term investments	3,713	4,122	—	—	3,376	3,790	337	332
Goodwill	7,469	6,476	—	—	7,386	6,394	83	82
Other intangible assets, net	2,688	2,514	—	—	2,677	2,501	11	13
Property, plant and equipment, net	11,039	10,683	—	1	7,477	7,242	3,562	3,440
Deferred income taxes	5,117	4,811	1,284	1,133	3,779	3,598	54	80
Other assets	5,514	4,966	36	44	2,393	2,217	3,085	2,705
Other intracompany receivables	—	—	(1,404)	(1,284)	1,404	1,284	—	—

Total assets	81,012	79,518	(2,341)	(343)	70,710	67,927	12,643	11,934

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	2,995	1,434	2,128	850	549	451	318	133
Accounts payable	8,452	9,326	(34)	(3)	8,301	9,109	185	220
Intracompany liabilities	—	—	(10,669)	(7,449)	4,232	1,703	6,437	5,746
Accrued liabilities	9,164	9,240	123	6	8,919	9,055	122	179
Deferred income taxes	1,668	1,522	(358)	(282)	1,731	1,528	295	276
Liabilities held for sale	843	—	—	—	843	—	—	—
Other current liabilities	11,731	11,850	331	452	11,137	11,173	263	225

Total current liabilities	34,853	33,372	(8,479)	(6,426)	35,712	33,019	7,620	6,779

Long-term debt	9,732	9,785	8,616	8,538	685	750	431	497
Pension plans and similar commitments	3,417	4,392	—	—	3,417	4,392	—	—
Deferred income taxes	469	569	180	184	181	274	108	111
Other accruals and provisions	3,875	4,016	25	25	3,530	3,586	320	405
Other intracompany liabilities	—	—	(2,683)	(2,664)	422	457	2,261	2,207

	52,346	52,134	(2,341)	(343)	43,947	42,478	10,740	9,999

Minority interests	565	529	—	—	565	529	—	—
Shareholders’ equity
Common stock, no par value
Authorized: 1,113,295,041 and 1,113,285,711 shares, respectively
Issued: 891,085,041 and 891,075,711 shares, respectively	2,673	2,673
Additional paid-in capital	5,156	5,121
Retained earnings	26,506	25,447
Accumulated other comprehensive income (loss)	(6,233)	(6,386)
Treasury stock, at cost 8,988 and 250 shares, respectively	(1)	—

Total shareholders’ equity	28,101	26,855	—	—	26,198	24,920	1,903	1,935

Total liabilities and shareholders’ equity	81,012	79,518	(2,341)	(343)	70,710	67,927	12,643	11,934

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: July 28, 2005	/s/ Dr. Ralf P. Thomas
	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ Dr. Klaus Patzak
Name:	Dr. Klaus Patzak
Title:	Corporate Vice President Financial Reporting and Controlling